Via Facsimile and U.S. Mail
Mail Stop 6010

July 13, 2007

Mr. Robert C. Salipante
President
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Re: Sun Life Assurance Company of Canada (U.S.)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 28, 2007
File No. 333-82824

Dear Mr. Salipante:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition…, page 7

1. It appears that the other than temporary impairment on your investments during the three years ended 2006 have significantly affected your income for the periods then ended. Since you continue to have significant unrealized losses as of December 31, 2006, please provide us the following information in a disclosure-type format:

   a. Describe the circumstances giving rise to the loss.

      b. Describe whether, and how, those circumstances impact other material investments held.

      c. Explain why you believe that the fair value will increase enough for you to recover your cost.

      d. Disclose the following as it relates to the securities with an unrealized loss:

            i. Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than-temporary;

            ii. Disclose the percentage of the fair value of securities and unrealized loss that are non-investment grade and securities that are not rated;

            iii. Identify the type, carrying value and unrealized loss of individual material underwater securities;

            iv. For securities that you sold during the year at a loss, disclose:

                  1. The amount of the loss recorded and the fair value at the sales date,

                  2. Facts and circumstances giving rise to the loss and the sale,

                  3. The period of time that the security had been continuously in an unrealized loss position; and

                  4. Why that sale doesn't contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

In addition, please supplementally quantify for us the gross unrealized losses as of March 31, 2007. If this balance is material, provide the above discussions as of March 31, 2007 to the extent it has changed from December 31, 2006.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant